T CAPITAL FUNDING, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from operating activities		
Net income	$	1,626,440
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense		3,142
Changes in assets and liabilities		
Accounts receivable		(481,250)
Prepaid expenses		(435)
Accounts payable and accrued expenses		(7,011)
Due to other broker-dealers		18,600
Due to affiliate		(12,521)
Net cash provided by operating activities		1,146,965
Cash flows from financing activities		
Member distributions		(920,000)
Net cash used in financing activities		(920,000)
Net increase in cash and cash equivalents		226,965
Cash and cash equivalents, beginning of year		871,290
Cash and cash equivalents, end of year	$	1,098,255

See accompanying notes.